EXHIBIT 12.1

FLIR Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Earnings From Continuing Operations
Before Income Taxes	55,620	305,446	249,529	228,986	291,912	311,079
Add: Fixed Charges (1)	3,861	16,431	17,173	17,518	14,103	7,295

Earnings (2)	59,481	321,877	266,702	246,504	306,015	318,374

Fixed Charges (1)	3,861	16,431	17,173	17,518	14,103	7,295

Ratio of Earnings to Fixed Charges	15.4x	19.6x	15.5x	14.1x	21.7x	43.6x

(1)	Fixed charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be twenty percent of rental expense.
(2)	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.